UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                            VERTEX INTERACTIVE, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.005 PER SHARE
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                         (Title of Class of Securities)

                                    925322109
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                                 (CUSIP Number)

                                  July 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  925322109
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1.     Names of Reporting Persons.   I.R.S. Identification Nos. of Above Persons
       (entities only):
                                 Russell E. McCabe
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2.     Check  the  Appropriate  Box if  a Member of a  Group  (See Instructions)
          (a)                       (b)
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3.     SEC Use Only
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4.     Citizenship or Place of Organization:   United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With:         (5)  Sole Voting Power                0
                                            ------------------------------------
                                       (6)  Shared Voting Power              0
                                            ------------------------------------
                                       (7)  Sole Dispositive Power           0
                                            ------------------------------------
                                       (8)  Shared Dispositive Power         0
                                            ------------------------------------
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9.     Aggregate Amount Beneficially Owned by Each Reporting Person:         0
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10.    Check if the  Aggregate Amount in  Row (9) Excludes  Certain Shares  (See
       Instructions):  N/A
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11.    Percent of Class Represented by Amount in Row (9):  0%
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12.    Type of Reporting Person (See Instructions):  IN
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

Item 1(a).  Name Of Issuer:  Vertex Interactive, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices: 140 Route 17 North,
            Suite 250, Paramus, New Jersey  07652
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Item 2(a).  Name of Person Filing:  Russell E. McCabe

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Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            R. R. 1,  Far Hills, New Jersey  07931
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:   Common Stock,  par value  $0.005 per
            share
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Item 2(e).  CUSIP Number:  925322109
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Item 3.     If  This  Statement  Is Filed  Pursuant  to  Section 240.13d-1(b) or
            240.13d-2(b) or (c), check whether the Person Filing is a:

                            Not Applicable.
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Item 4.     Ownership.

         (a)  Amount Beneficially Owned (as of as of July 31, 2002):     0
                                                                        ---

         (b)  Percent of Class (as of July 31, 2002):     0%
                                                         ----

         (c)  Number of Shares as to which such person has:

            (i) sole power to vote or to direct the vote     0
                                                            ---

           (ii) shared power to vote or to direct the vote   0
                                                            ---

          (iii) sole power to dispose or to direct the disposition of    0
                                                                        ---

           (iv) shared power to dispose or to direct the disposition of   0
                                                                         ---


Item 5.  Ownership of Five Percent or Less of a Class

         This statement is being filed to report that, as of the date hereof, the reporting person has ceased to be the beneficial owner of any of the Issuer's Common Stock, par value $0.005 per share.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

                   Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                   Not Applicable.


Item 8.  Identification and Classification of Members of the Group

                   Not Applicable.


Item 9.  Notice of Dissolution of Group

                   Not Applicable.


Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 15, 2003



                                                /s/ Russell E. McCabe
                                                --------------------------------
                                                Russell E. McCabe


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)